August 2, 2018 By Electronic Submission	+1 212 230 8800 (t) +1 212 230 8888 (f) wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Arvinas Holding Company, LLC.

Confidential Draft Registration Statement on Form S-1

Submitted June 22, 2018

CIK No. 0001655759

Ladies and Gentlemen:

On behalf of Arvinas Holding Company, LLC (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 19, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company also is confidentially submitting a revised draft of the Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1

Our Pipeline, page 3

1.

Please explain why you have included ARV-110, Next generation and AR Variants separately in the table. Currently it is not clear if these activities relate to separate product candidates or if they are part of the ARV-110 development.

Response:	In response to the Staff’s comment, the Company has revised the tables on pages 3 and 91 and the disclosure on pages 3, 4, 91, and 105 of the revised draft of the Registration Statement.

Securities and Exchange Commission

August 2, 2018

2.

Please include columns depicting Phase 2 and Phase 3 clinical trials to ensure that the table depicts all remaining stages you must successfully complete before you could seek FDA approval. Additionally, remove the shading from columns that are further along in the development process than your current stage of development, such as the shading under the Phase 1 column heading for all product candidates.

Response:	In response to the Staff’s comment, the Company has revised the tables on pages 3 and 91 of the revised draft of the Registration Statement.

3.	Please clarify the distinctions between “Discovery,” “Lead Optimization” and “IND Enabling” and describe the activities conducted at each of these stages.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 91 of the revised draft of the Registration Statement.

4.	Please delete the statement that your product candidates have the potential to achieve clinical superiority. Given the early stage of development, the statement is not appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 88 of the revised draft of the Registration Statement to delete this statement.

Corporate Conversion, page 6

5.

Please revise to clarify how many shares of common stock will be issued for each share of preferred stock outstanding upon the closing of your initial public offering. Additionally, please tell us when the board of directors will determine the conversion price to be used to determine the number of shares of common stock that will be issued to holders of incentive units in Arvinas LLC.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 9 and 63 of the revised draft of the Registration Statement. The Company advises the Staff that on the day the Registration Statement is expected to be declared effective, and immediately prior to the Company’s conversion to a corporation (the “Conversion”), a pricing committee of the Company’s board of managers will determine the fair market value of the Company’s common stock for purposes of determining the number of shares of common stock that will be issued to the holders of incentive units. The Company further advises the Staff that

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the Company plans to include in a subsequent version of the Registration Statement that contains an estimated offering price range a pro forma calculation of the number of shares of common stock to be issued to the holders of incentive units, assuming the fair value of the Company common stock equals the midpoint of the offering price range for purposes of calculating the Conversion exchange ratio.

Implications of Being an Emerging Growth Company, page 7

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933. To date, no such written communications have been presented to potential investors.

Use of Proceeds, page 60

7.

Please clarify whether you expect to complete the two contemplated Phase 1 clinical trials for ARV-110 and ARV-471 using the proceeds from this offering and your cash, cash equivalents and marketable securities on hand.

Response:

In response to the Staff’s comment, the Company advises the Staff that it will revise its disclosure regarding its expected use of proceeds from this offering and its cash, cash equivalents and marketable securities on hand based on the current format included in the Registration Statement, including with respect to completion of the two Phase 1 clinical trials, once it has an estimate of the anticipated proceeds from the offering.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Incentive Units, page 77

8.

Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your membership units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company acknowledges the Staff’s request. Once the Company has an estimated offering price range, the Company will provide to the Staff on a supplemental basis an analysis of the significant quantitative and qualitative factors contributing to the difference between its recent valuations of its membership units and the estimated offering price range.

Business

Our Planned Phase 1 Clinical Trial, page 102

9.

We note your disclosure that you intend to measure evaluable lesions based on RECIST criteria and expect to enroll an additional 60 patients in an expansion cohort if you are successful in identifying a safe dose for further development. Please describe the RECIST criteria and the purpose of the expansion cohort.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the revised draft of the Registration Statement.

Intellectual Property, page 109

10.

Please specify the jurisdictions covered by the issued foreign patents for your PROTAC platform and your PROTAC product candidates as well as for your international patent applications covering AR-471 and AR-110 where such information has not already been provided. Please also explain what a U.S. CIP application is in this section.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 114 – 115 of the revised draft of the Registration Statement.

11.

Please identify which patents are co-owned, identify the co-owner and clarify whether you have any formal agreements with the co-owners relating to each parties’ rights and obligations. To the extents that you are substantially dependent on any of the co-owned patents, please file any agreements relating to these ownership rights and obligations.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 114 – 115 of the revised draft of the Registration Statement.

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August 2, 2018

Licenses and Strategic Collaborations

Yale University License Agreement, page 112

12.	Please disclose when the latest to expire patent is currently scheduled to expire.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the revised draft of the Registration Statement.

13.

Please describe the written plan referenced. To the extent that the failure to meet specified milestone events would result in the agreement being terminable, please disclose the milestone events. Otherwise, disclose the consequences of failing to meet a specified milestone.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the revised draft of the Registration Statement to further describe the written plan. As described on page 117 of the revised draft of the Registration Statement, Yale may terminate the agreement if the Company fails to achieve specified financing or regulatory milestone events. The Company advises the Staff that the written plan itself does not include any other milestones that could result in the agreement being terminable or result in other adverse consequences to the Company.

Genentech License Agreement, page 113

14.	Please clarify whether the research and deliverables required by Stage 2 are designed to be sufficient for purposes of applying for an IND.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the revised draft of the Registration Statement.

15.

We note your disclosure that this agreement will expire upon the expiration of all royalty periods for any Licensed PROTACs unless earlier terminated. Please revise your description of this agreement to clarify when the royalty periods expire. If expiration is based on the expiration of patents, please disclose when the latest to expire patent is scheduled to expire.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the revised draft of the Registration Statement.

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Pfizer License Agreement, page 114

16.

We note your disclosure that this agreement will expire upon the expiration of all royalty obligations thereunder. Please revise your description of this agreement to clarify when the royalty obligations expire or how the royalty period is determined.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the revised draft of the Registration Statement.

17.	Please expand your disclosure to describe your obligations under the research plan.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the revised draft of the Registration Statement.

Principal Stockholders, page 167

18.

We note your disclosure in footnote 3 that Professor Crews disclaims beneficial ownership of the securities listed in the footnote. Please provide us the basis for disclaiming beneficial ownership of the securities Professor Crews holds directly or revise this statement accordingly.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the revised draft of the Registration Statement.

2. Summary of Significant Accounting Policies

Revenue, Page F-9

19.

You state “The Company’s contracts may also call for certain sales-based royalty payments upon successful commercialization of a target. In accordance with ASC 606-1055-65, the Company recognizes revenues from sales-based royalty payments at the later of a) the occurrence of the subsequent sale; or b) the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied (or partially satisfied).” Please explain to us how the royalty relates only or predominantly to the license of intellectual property given the research and development performance obligations under your agreements.

Response:	In response to the Staff’s comment, the Company advises the Staff that it believes that in its agreements, the royalty relates predominately to the license. ASC 606-10-55-65A states the following:

The guidance for a sales-based or usage-based royalty in paragraph 606-10-55-65 applies when the royalty relates only to a license of intellectual property or when a license of intellectual property is

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the predominant item to which the royalty relates (for example, the license of intellectual property may be the predominant item to which the royalty relates when the entity has a reasonable expectation that the customer would ascribe significantly more value to the license than to the other goods or services to which the royalty relates).

The Company believes, as stated, that the research and development services and the licenses are inseparable. Therefore, judgment is required to determine whether the license is the predominant item to which the royalty applies. It is the Company’s judgment that the customer would ascribe significantly more value to the license as the customer’s focus is on obtaining a licensed and commercialized product that can be sold in the licensed territory, not necessarily the research and development that is required to achieve such commercialization.

20.

You state “The research collaboration and license agreements typically include contingent milestone payments related to specified preclinical and clinical development milestones and regulatory and commercialization/sales milestones. These milestones represent variable consideration that are not initially recognized within the transaction price as they are fully constrained under the guidance in ASC 606.” Please explain to us why the commercialization/sales milestones should not be accounted for as sales-based or usage- based royalties in accordance with ASC 606-10-55-65 consistent with how you intend to treat sales-based royalty payments.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company’s agreements contain development, regulatory, commercial and sales milestones. In some cases, commercial milestones are achieved based upon the first successful commercial sale in a particular region. As payments when meeting milestones are received after the first dollar sale, the Company believes that these payments should be treated under the sales-based royalty exception in ASC 606-10-55-65. The Company also believes the sales milestones which are payable upon satisfaction of a specified level of sales qualify for the sales-based royalty exception in ASC 606-10-55-65. The Company has revised its disclosure on page F-9 of the revised draft of the Registration Statement to differentiate between its accounting policies for each type of milestone.

Securities and Exchange Commission

August 2, 2018

4. Research Collaboration and License Agreements, Page F-14

21.

Please tell us how you believe you have met the disclosure requirement of ASC 606-10-50-13b which requires disclosure of when the entity expects to recognize as revenue the amount recognized as deferred revenue.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 4 on page F-15 of the revised draft of the Registration Statement to include the expected revenue to be recognized from deferred revenue from 2018 through 2023.

22.

You indicate that the company is eligible to receive up to an additional $805 million in potential option and development and sales-based milestones for all designated targets under the Pfizer agreement. As it would seem the different milestones have substantially different characteristics please disaggregate the $805 million and to describe the particular characteristics associated with disaggregation so as to provide useful information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 119, F-15, and F-30 – F-31 of the revised draft of the Registration Statement.

10. Incentive Unit Plan, Page F-19

23.

We note your disclosure on page 78 that you use a Black-Scholes option pricing model to determine fair value of your incentive units, due to the existence of a participation threshold. Please explain to us what you used for an input to the Black-Scholes option pricing model for exercise price and explain your consideration of disclosing the exercise price. Also explain how you used the participation threshold as disclosed on page 79 in the Black-Scholes model.

Response:

In response to the Staff’s comment, the Company advises the Staff that the participation threshold for the Company’s incentive units is the fair value of the Company at the grant date. The incentive unit holders are entitled to a portion of the increase in share price from the participation threshold determined at the grant date. The Company has set the exercise price within the Black-Scholes option pricing model as being equal to the fair value of a common unit at the grant date. The Company believes the use of a Black-Scholes option pricing model appropriately captures the value of the potential appreciation in the incentive unit value over the participation threshold determined as of the grant date. The Company has revised the disclosure in Note 10 on page F-20 of the revised draft of the

Securities and Exchange Commission

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Registration Statement to include disclosure of the fair value of a common unit that was utilized as the exercise price in the Black- Scholes option pricing model. The Company has also revised the disclosure on page F-20 of the revised draft of the Registration Statement to state that the exercise price utilized in the Black Scholes option pricing model is the fair value of a common unit at the grant date.

24.

You state “there was $317,235 of compensation expense that remains to be amortized over the vesting period.” Revise to disclose the weighted-average period over which the compensation is expected to be recognized as required by ASC 718-10-50-2i.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 10 on page F-20 of the revised draft of the Registration Statement to disclose the weighted-average period over which the compensation expense is expected to be recognized.

10. Incentive Unit Plan, Page F-23

25.

You state on page 79 that incentive units in Arvinas LLC will be exchanged for common stock and restricted common stock in Arvinas Inc. Please tell us why you do not include vested incentive units when computing basic loss per share. Refer to ASC 260-10-45-13.

Response:

In response to the Staff’s comment, the Company advises the Staff that the vested incentive units represent a separate class of equity in Arvinas Holding Company, LLC, apart from common units, under the Company’s operating agreement. The incentive units do not have rights to convert to common units in Arvinas Holding Company, LLC. The Company considered the impact of applying the two-class method under ASC 260-10-45-60, however as all periods presented include net losses, we determined that the holders of these incentive units have no obligation to share in losses of the Company on a basis that was objectively determinable under ASC 260-10-45-67.

The Company anticipates, as stated on page 80 of the revised draft of the Registration Statement, that the holders of vested incentive units in Arvinas Holding Company, LLC will be allowed to exchange them for common shares in a new C corporation upon the occurrence of an IPO and the Conversion as part of the IPO formation transaction. The exchange ratio will not be known until approval of the Conversion by the Company’s Board of Managers as it will depend on the participation threshold of each unit, as compared to the fair value of the Company’s

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common stock as determined by the Board of Managers as of the Conversion. The exchange will be subject to approval by the Board of Managers of the Company.

The Company plans to include in a subsequent version of the Registration Statement that contains an estimated offering price range vested units within the pro-forma basic EPS as disclosed in Note 13 on page F-24 of the revised draft of Registration Statement, assuming the fair value of the Company common stock is determined to be midpoint of the offering price range for purposes of calculating the exchange ratio.

General

26.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

Other than as included in the revised draft of the Registration Statement, the Company does not currently intend to include any additional graphics, visuals or photographs. If the Company determines to include any additional graphics, visuals or photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at Brian.Johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson Brian A. Johnson

cc:	John Houston, Ph.D.
Sean Cassidy